CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                 June 28, 2013

VIA EDGAR CORRESPONDENCE
------------------------
Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.

Washington, DC 20549


          Re:   PRE 14A: First Trust Active Dividend Income Fund
               --------------------------------------------------

Dear Ms. Rossotto:

       First Trust Active Dividend Income Fund (the "Fund") filed its Preliminary Proxy Statement (the "Proxy Statement") with the Securities and Exchange Commission (the "Commission") on June 12, 2013. This letter responds to comments with respect to the Proxy Statement that you provided in a telephone conversation with the undersigned on June 20, 2013. For your convenience, the substance of those comments has been restated below. The Fund's response to each comment is set out immediately under the restated comment. In addition, a revised marked draft of the Proxy Statement is included with this filing.

      COMMENT 1

      With respect to Question 3 in the "Questions and Answers" section (the "Q&A"), please simplify, in the Answer, the paragraph that precedes the table and discusses the goals of the Repositioning. Please add a statement to the effect that that there can be no assurance that the goals of the Repositioning will be achieved, and please clarify the term "option income." Similarly, in the discussion set forth in the Proxy Statement under the heading "Description of the Repositioning," please add a statement to the effect that there can be no assurance that the goals of the Repositioning will be achieved.

      RESPONSE 1

      As indicated in the marked copy, the discussion of the goals of the Repositioning has been removed from Answer 3, so that Answer 3 now focuses solely on the changes to the Fund and its strategies. A simpler description of the goals of the Repositioning has been added to Answer 2, along with a statement to the effect that there can be no assurance that the desired results will be achieved. Similar revisions have been made to the discussion set forth under the heading "Description of the Repositioning -- Potential Benefits of the Repositioning" in the Proxy Statement. In connection with these revisions, the term "income from options premiums" rather than "option income" is used.

      COMMENT 2

      Please add disclosure with respect to the percentage ranges that are expected for the equity, debt and options components of the Fund's portfolio.

      RESPONSE 2

      To maintain flexibility, the Fund has not currently set any expected percentage ranges for the equity, debt and options components of its portfolio. Accordingly, no related disclosure has been added.

      COMMENT 3

      Please add disclosure regarding the "maturity strategy" for the Senior Loan/High Yield Debt Component, or indicate that there is none.

      RESPONSE 3

      The Fund does not currently intend to pursue a particular maturity strategy. Disclosure to this effect has been added under "Description of the Repositioning -- Investment Strategies -- Repositioned Fund -- Senior Loan/High Yield Debt Component."

      COMMENT 4

      In Answer 6 of the Q&A, please consider highlighting the major risks that will become relevant as a result of the Repositioning that are discussed in the Proxy Statement under the heading "Description of the Repositioning -- Risks."

      RESPONSE 4

      The Proxy Statement has been revised as requested by adding a sentence to the end of Answer 6 that highlights the major risks discussed later in the Proxy Statement.

      COMMENT 5

      Please consider whether it would be appropriate to include additional statements to the effect that the Repositioning is not subject to shareholder approval.

      RESPONSE 5

      The Proxy Statement has been revised as suggested by including additional statements to the effect that the Repositioning is not subject to shareholder approval.

      COMMENT 6

      With respect to Answer 9 in the Q&A, please consider whether, in the second sentence (which is now the third sentence), "some" in the phrase "will result in some increased portfolio turnover" should be deleted. Please indicate whether the Fund will need to buy and/or sell securities to effect the Repositioning. Please disclose or indicate supplementally the basis for the statement in Answer 9 that the "potential benefits of the Repositioning... should outweigh the reduction in the Fund's net asset value due to the trading costs associated with the Repositioning." In addition, please indicate that no assurance can be given that the potential benefits will be realized.

      RESPONSE 6

      The Proxy Statement has been revised as requested by deleting "some" from what was previously the second sentence and by adding a sentence to the beginning of the paragraph to the effect that the Fund will be required to buy and sell securities to effect the Repositioning. The Fund believes that its expectation that the potential benefits of the Repositioning should outweigh the reduction in the Fund's net asset value due to the trading costs associated with the Repositioning can be supported by the following factors: (1) as indicated in Answer 9, portfolio turnover, which has been high under the Fund's current strategies, is expected to decrease on a going-forward basis once the Repositioning is implemented; and (2) because the securities to be sold in connection with the Repositioning transition are, to a significant extent, liquid in nature, the majority of the transition process is expected to occur fairly quickly and the trading costs to be incurred are expected to be reasonable. In addition, a statement has been added to indicate that no assurance can be given that the potential benefits will be realized. This response also applies to the similar language set forth under "Description of the Repositioning -- Associated Costs."

      COMMENT 7

      With respect to Answer 10 in the Q&A, please consider whether the phrase
"the Fund may realize .... " should be changed to "the Fund will realize .... "
In addition, please state more simply and directly the expected tax consequences.

      RESPONSE 7

      In light of the complexity of the relevant tax rules, in order to avoid providing a potentially oversimplified conclusion, we have deleted Question and Answer 10.

      COMMENT 8

      On page 2 of the Proxy Statement, in the paragraph that discusses the costs associated with the proxy solicitation, please clarify that all of the costs mentioned will be shared equally between the Advisor and the Fund.

      RESPONSE 8

      The Proxy Statement has been revised as requested.

      COMMENT 9

      Please indicate why the definition of the term "Managed Assets" has changed and whether it complies with Rule 35d-1.

      RESPONSE 9

      Minor non-substantive changes have been made to the definition of the term "Managed Assets" to be more consistent with the meaning given to such term in the New Sub-Advisory Agreement. With respect to Rule 35d-1, we believe that the term "Managed Assets" is consistent with the term "Assets," which is defined in Rule 35d-1(d)(2) as "net assets, plus the amount of any borrowings for investment purposes." In this regard, "Managed Assets" specifically subtracts accrued liabilities from average daily gross asset value (resulting in net assets) and specifically includes "Borrowings." However, we do not believe that the Fund will be subject to Rule 35d-1. As noted in the Proxy Statement, as of July 1, 2013, the name of the Fund will change to First Trust Dividend and Income Fund. Question and Answer 9 of "Frequently Asked Questions about Rule 35d-1 (Investment Company Names)" (the "FAQ"), which was issued by the staff of the Commission's Division of Investment Management in 2001, indicates that Rule 35d-1 does not apply to the use of the term "income" where that term suggests an investment objective or strategy rather than a type of investment, and further provides that the term "income" generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. Similarly, we believe that the term "Dividend and Income," as used in the Fund's name, indicates the Fund's investment strategy, which, consistent with information set forth in the Proxy Statement (including that the Fund's primary investment objective is to seek a high level of current income), will emphasize the achievement of current income rather than a focus on particular types of investments.

      COMMENT 10

      Please ensure that risk disclosure pertaining to derivatives is tailored to the particular types of derivatives in which the Fund intends to invest. If the Fund will sell credit default swaps, please confirm that the full notional value will be covered. If the Fund will invest in total return swaps, please confirm that it will set aside an appropriate amount of segregated assets. See "Securities Trading Practices of Registered Investment Companies" (Inv. Co. Act Rel. No. 10666) (April 18, 1979). In addition, please supplementally acknowledge that the Commission has issued "Use of Derivatives by Investment Companies under the Investment Company Act of 1940" (the "Derivatives Concept Release") (Inv. Co. Act Rel. No. 29776) (August 31, 2011) and be aware that the Commission or staff could issue future guidance related to a fund's use of derivatives.

      RESPONSE 10

      As indicated under "Description of the Repositioning -- Repositioned Fund -- Strategic Transactions," other than writing (selling) covered call options, the Fund does not intend to enter into derivatives transactions as a principal part of its investment strategy, although the Fund may enter into additional derivatives transactions such as purchases and sales of put options and purchases of call options. Risk disclosure pertaining to covered call options is included in the Proxy Statement. Although not precluded from doing so in the future, currently, the Fund does not intend to enter into derivatives transactions other than writing and selling put and call options. The Fund acknowledges that the Commission has issued the Derivatives Concept Release.

      COMMENT 11

      Please indicate, if accurate, that the Fund expects to engage in options transactions to a greater extent than it does now. Please simplify the part of the discussion under "Description of the Repositioning -- Repositioned Fund -- Investment Strategies -- Options Strategy" in which "strike price" is explained and please indicate that there can be no assurance that the Options Strategy will be successful.

      RESPONSE 11

      While the Fund may increase its use of options given that its ability to write call options will no longer be limited to 50% of its portfolio value, whether it will actually increase its use of options has not been determined. Therefore, the Proxy Statement has been revised by adding a statement that the Fund "may" increase its use of options under the heading "Description of the Repositioning -- Investment Strategies -- Repositioned Fund -- Options Strategy." In addition, the referenced portion of the discussion of options has been simplified and clarified and a statement has been added to the effect that there can be no assurance that the Options Strategy will be successful.

      COMMENT 12

      In the first paragraph under the heading "Comparison of the New Sub-Advisory Agreement and Aviance Sub-Advisory Agreement," if there are any differences between the two Agreements that are particularly significant, please highlight them in such paragraph.

      RESPONSE 12

      We do not believe that any of the differences between the Agreements are so significant to warrant highlighting them in the referenced paragraph.

TANDY ACKNOWLEDGEMENT

      In connection with the Fund's Proxy Statement, the Fund acknowledges that:

      o the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

      o the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Thank you for your attention to this Proxy Statement and please call me at
(312) 845-3446 if you would like to discuss any of the above responses in further detail or if you have any further questions or comments.

                                                   Very truly yours,

                                                   CHAPMAN AND CUTLER LLP


                                                   By: /s/ Suzanne M. Russell
                                                   -----------------------
                                                   Suzanne M. Russell